UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Forge Global Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34629L103

(CUSIP Number)

Deutsche Boerse AG

Attn: Christoph Hansmeyer

Mergenthalerallee 61

65760 Eschborn, Germany

+49 69 2110

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34629L103	13D	Page 1 of 6 pages

1	Names of Reporting Persons Deutsche Boerse AG
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 24,262,496
	8	Shared Voting Power 0
	9	Sole Dispositive Power 24,262,496
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,262,496
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.3%
14	Type of Reporting Person CO

CUSIP No. 34629L103	13D	Page 2 of 6 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Forge Global Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 415 Mission St., Suite 5510, San Francisco, CA.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Deutsche Boerse AG (the “Reporting Person”), a German public company. The business address of the Reporting Person is Mergenthalerallee 61, 65760 Eschborn, Germany.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination (as defined below), the Reporting Person received 24,212,195 shares of Common Stock and warrants to purchase 50,301 shares of Common Stock.

Item 4.	Purpose of Transaction.

Business Combination

On March 21, 2022, pursuant to the Agreement and Plan of Merger, dated September 13, 2021 (the “Merger Agreement”), by and among Motive Capital Corp (“Motive”), FGI Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Motive (“Merger Sub”), and Forge Global, Inc., a Delaware corporation (“Forge Global”), Merger Sub merged with and into Forge Global, with Forge Global surviving the merger as a wholly owned subsidiary of the Issuer (the “Business Combination”). Upon consummation of the Business Combination, all outstanding capital stock of Forge Global as of immediately prior to the Effective Time (as defined in the Merger Agreement) was cancelled and converted into the right to receive shares of Common Stock as provided in the Merger Agreement.

CUSIP No. 34629L103	13D	Page 3 of 6 pages

Registration Rights Agreement

Also on March 21, 2022, in connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Issuer, Motive Capital Funds Sponsor, LLC (the “Sponsor”), certain former directors of Motive and certain former stockholders of Forge Global, including the Reporting Person, entered into the Amended and Restated Registration and Stockholder Rights Agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which, among other things, the parties thereto were granted certain customary registration rights, including demand and piggyback registration rights, on the terms and subject to the conditions therein. Under the terms of the Amended and Restated Registration Rights Agreement, the Issuer is required to file a registration statement registering the resale of shares of Common Stock within 30 days after the consummation of the Business Combination and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable thereafter.

The foregoing description of the Amended and Restated Registration Rights Agreement is qualified in its entirety by the text of such agreement, the form of which is filed as an exhibit hereto and is incorporated herein by reference.

Lock-Up

In connection with the closing of the Business Combination, the Issuer adopted Bylaws that contain, among other things, a lock-up provision applicable to the Reporting Person. The provision provides that former Forge Global shareholders are restricted from transferring their shares of Common Stock received as consideration in the Business Combination, including shares issuable upon exercise of warrants or equity awards of the Issuer, for a period of 180 days following the closing of the Business Combination.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review its investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 34629L103	13D	Page 4 of 6 pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 24,262,496

•	Percent of Class: 14.3%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 24,262,496

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 24,262,496

•	Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of 24,212,195 shares of Common Stock and warrants to purchase 50,301 shares of Common Stock that are exercisable within 60 days of the date hereof.

The above percentage is based on 169,223,826 shares of Common Stock outstanding following completion of the Business Combination.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Amended and Restated Registration Rights Agreement, a copy of which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 34629L103	13D	Page 5 of 6 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Annex G to the Issuer’s Prospectus//Proxy Statement filed with the Securities and Exchange Commission on February 14, 2022 (Registration No. 333-260104)).

CUSIP No. 34629L103	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2022

By:	/s/ Thomas Book
Name:	Thomas Book
Title:	Member of the Executive Board of Deutsche Boerse AG

By:	/s/ Gregor Pottmeyer
Name:	Gregor Pottmeyer
Title:	Chief Financial Officer of Deutsche Boerse AG